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FUNDRISE
FLAGSHIP FUND
Invest in $1.2 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
Net value of the fund's assets less its liabilities as of 06/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing



FUNDRISE
FLAGSHIP FUND
Invest in $1.2 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
Net value of the fund's assets less its liabilities as of 06/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing



FUNDRISE
FLAGSHIP FUND
Invest in $1.2 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
Net value of the fund's assets less its liabilities as of 06/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing


FUNDRISE
FLAGSHIP FUND
Invest in $1.2 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
Net value of the fund's assets less its liabilities as of 06/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing


FUNDRISE
FLAGSHIP FUND
Invest in $1.2 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
Net value of the fund's assets less its liabilities as of 06/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing


FUNDRISE
FLAGSHIP FUND
Invest in $1.2 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
Net value of the fund's assets less its liabilities as of 06/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing



FUNDRISE
FLAGSHIP FUND
Invest in $1.2 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
Net value of the fund's assets less its liabilities as of 06/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing

FUNDRISE



If you’ve been following the Flagship Real Estate Fund’s progress, you’ve likely heard us refer to something called the “J-curve”. While it may sound like jargon, this concept is foundational to how real estate investing, especially development-focused strategies, creates long-term value.

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What is the J-Curve?

The J-curve illustrates the typical return pattern of many private investments, including real estate. In the early years, returns may be low or even negative as capital is deployed into acquiring, developing, and improving properties. However, over time — as projects are completed and properties begin generating income — returns begin to climb, eventually forming the upward slope of the “J”.


Acquisition & Planning
Performing due diligence before closing on new properties
Development & Improvement
Building or renovating properties, creating value through improvements
Stabilization & Operation
Begin leasing, properties start generating income
Returns
Years

Why Do Returns Start Negative?

In real estate development, there's a natural lifecycle that leads to this pattern:

1. Acquisition & Planning: Significant time and capital go into sourcing deals, conducting due diligence, permitting, and design, often before any visible progress occurs.
2. Development & Improvement: Whether ground-up construction or major renovations, this phase focuses on executing the business plan, typically with minimal income.
3. Stabilization & Operation: As construction ends and leasing ramps up, the property starts generating income. Full stabilization can take several months to years.

This lifecycle means early returns may dip, but that's exactly where value is being created.

Fundrise and the J-Curve in Action

Since launching the Flagship Real Estate Fund in 2021, we've committed over $1 billion across $2.4 billion[1] worth of residential-focused real estate — primarily in high-growth, build-for-rent and apartment communities.

Many of these projects have now matured from the development phase into stabilization. For example:

- Treeline Trails (Jacksonville, FL): Acquired in 2022, stabilized in January 2025.
- Highland Townhomes (Charleston, South Carolina): Construction completed in August 2024, stabilized October 2024.

This lifecycle means early returns may dip, but that's exactly where value is being created.

Staying the Course

In 2024 alone, the Fund delivered a 7.50%[2] return, outperforming broader real estate benchmarks. As more properties reach stabilization, we expect this performance trend to continue, a testament to the strength of our value-creation strategy.

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An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.

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1. Real estate asset value represents the Flagship Real Estate Fund's share of total property value, based on its pro rata ownership of each asset, as of December 31, 2024. This return figure represents the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested. This performance information represents past performance and does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost. The total return for the Flagship Real Estate Fund since inception is 20.24%.

2. This return figure represents the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested. This performance information represents past performance and does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost. The total return for the Flagship Real Estate Fund since inception is 20.24%.

The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

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